September 16, 2016

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549
Re:	Strategy Shares, File Nos. 333-170750 and 811-22497 =-Request to Withdraw Post-Effective Amendment to Registration Statement

Ladies and Gentleman:

Strategy Shares (the “Trust”) has determined that the post-effective amendment filed on its behalf on September 14, 2016 (SEC Accession No. 0001580642-16-011023) was filed with an incorrect post-effective amendment number and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the amendment be withdrawn.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew J. Davalla

Andrew J. Davalla